Gulfport Energy Corporation

14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

February 19, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Lily Dang

Re:	Gulfport Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2007, filed on March 17, 2008 (the “Form 10-K”)

Dear Ms. Dang:

On behalf of Gulfport Energy Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated February 4, 2009 (the “Comment Letter”), relating to the Form 10-K and referencing our previous response letters dated December 18, 2008 and January 27, 2009. For your convenience, each response is preceded by the Staff’s comment set forth in the Comment Letter to which the response relates. It is not our intent or understanding at this time that any of these comments require us to amend any of our prior filings.

Engineering Comments

General

1.	Comment: We have reviewed your responses and the supplemental material you provided to address the issues identified in comment four of our letter dated December 3, 2008 and comment two of our letter dated January 16, 2009. As these are your largest proved undeveloped projects, which you have apparently carried as proved since 2001, please explain to us why they have not been developed in the eight years of being classified as proved undeveloped reserves. We note that in the last three years you have drilled 70 wells at the WCBB field and oil prices have been at record high levels during those years.

Response: During 2000, the Company and its independent third party engineer, Netherland Sewell and Associates (“NSA”), undertook an extensive engineering and geological field analysis to determine the estimated amount of proved reserves in the Company’s West Cote Blanche Bay field. The results of this study, which included an analysis of the Company’s associated seismic data, revealed among other things a large number of proved undeveloped reserves. In total, 130 well locations targeting approximately 243

Securities and Exchange Commission

February 19, 2009

trapped reservoirs were identified and classified as proved undeveloped locations. Additionally, over the past eight years, the Company has continued to reprocess and reinterpret its seismic data and integrate that information with historical subsurface well data as well as data gathered from its drilling activities to map the fault blocks and reservoir geometries. These results have then been compared with current and historical production. Based on the results of these efforts, the wells drilled by the Company over the last eight years have included well locations identified both by the original study conducted in 2000 and by the Company’s continuing, seismic interpretation and analysis of the additional subsurface data gathered from each new well drilled. This additional data is valuable in understanding the complexities of this field. Accordingly, each time the Company elects to drill a well it chooses the optimal location at the time, taking into consideration factors such as depths, costs, reserves, lease commitments, logistics, number of targets, and mechanical risk among other things.

As you noted, over the last three years as commodity prices rose, the Company did accelerate its drilling activity and drilled approximately 70 wells. These wells were a combination of both booked and unbooked PUDs and exploratory wells. With respect to the Company’s three largest booked PUDs, one of the three, Loc 5, was drilled in July 2008. The other two PUDs remain on our books as viable PUDs as confirmed recently both by NSA in its December 31, 2008 independent engineering report and by analysis of the Company’s reinterpreted seismic and field data collected over the last eight years. The Company still intends to drill these two booked PUDs in the future; however, all drilling activities that it considers will be evaluated using the factors mentioned above in addition to the then current economic conditions (especially existing commodity prices, which have declined significantly) and prevailing drilling and completion costs (which have increased).

2.	Comment: Given the large decline in oil prices over the last six months, we do not see how you could support a position of there being reasonable certainty that these three wells will be drilled, especially given the fact that you did not drill them in over eight years when oil prices were at record high levels. It appears that recent market conditions and your past delay in developing these reserves are not consistent with continuing to classify these reserves as proved. Please confirm to us if this is your position. If it is not your position, please explain to us why you, and apparently your third party engineer, still consider these to be proved reserves and tell us the date you plan to drill these wells.

Response: See response to Comment 1 above.

Securities and Exchange Commission

February 19, 2009

Please let us know if any additional information is required.

Sincerely,

/s/ Michael G. Moore
Michael G. Moore
Chief Financial Officer